

March 31, 2011

<u>Via E-mail</u>
Richard DeCicco, President
Iconic Brands, Inc.
1174 Route 109
Lindenhurst, New York 11757

      RE: **Iconic Brands, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed April 16, 2010, amended January 18, 2011 and March 9, 2011
            File No. 0-53162

Dear Mr. DeCicco:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2009 filed March 9, 2011</u>

1. We reissue comment one of our letter dated February 8, 2011. Please provide the exemption for each separate transaction discussed in this section, and discuss the sophistication of the investors in each offering pursuant to Section 4(2).

2. Please disclose the facts supporting your reliance upon Section 4(2) for the September 30, 2009 conversion of debt into common stock.

<u>Executive Compensation, page 9</u>

3. As previously requested in comment two of our letter dated February 8, 2011, please clarify in the footnote that the amounts included in the option and stock column are the aggregate grant date fair value computed in accordance with FASB Topic 718. See Item 402(n)(2)(v) and (n)(2)(vi).

Closing Comments

Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director